Exhibit 4.1

Optibase Ltd.

2006 ISRAELI INCENTIVE COMPENSATION PLAN

1.	PURPOSE

The purpose of this Plan (as defined in Section 2.1 below) is to secure for OptibaseLtd., a company organized under the laws of the State of Israel (the “Company”) and its shareholders the benefits arising from ownership of share capital by employees, officers and directors of the Company and its Affiliates (as defined in Section 2.1 below), who are expected to contribute to the Company’s future growth and success.

2.	DEFINITIONS

2.1	DEFINED TERMS

Initially capitalized terms, as used in this Plan, shall have the meaning ascribed thereto as set forth below:

"Administrator"	means the Board of Directors of the Company, or a committee to which the Board of Directors shall have delegated power to act on its behalf with respect to the Plan. Subject to the Articles of Association of the Company, as may be amended from time to time, the Administrator, if it is a committee, shall consist of such number of members (but not less than two (2)) as may be determined by the Board.

"Affiliate(s)"	means a present or future entity that either (i) Controls the Company or is Controlled by the Company; or (ii) is Controlled by the same person or entity that Controls the Company.

"Award(s)"	means an award of Restricted Share(s) and/or Restricted Share Unit(s) and/or Option(s).

"Award Grant Letter"	means Option Grant Letter and/or Restricted Share Grant Letter and/or Restricted Share Unit Grant Letter.

"Allocate" or "Allocated"	with respect to Awards, means the allocation of Awards by the Company to the Trustee on behalf of a Participant.

"Articles"	the Articles of Association of the Company, as may be amended from time to time.

"Board"	the board of directors of the Company.

"Cause"	when used in connection with the termination of a Participant's employment with, or services to the Company or an Affiliate, and forming the basis of such termination: (a) the definition ascribed to Cause in the individual employment agreement or services agreement between the Company and/or its Affiliate and the Participant, (b) if no such definition exists, then any one of the following: (i) termination of engagement by the Company or an Affiliate, which under Israeli law denies the Participant's entitlement to severance pay; (ii) dishonesty towards the Company or an Affiliate, (iii) insubordination with respect to reasonable directives of the Participant's direct supervisor or to directives of the Board, (iv) substantial malfeasance or nonfeasance of duty, (v) embezzlement of the Company's or an Affiliate's funds, (vi) unauthorized disclosure of confidential information, (vii) conduct substantially prejudicial to the business of the Company or Affiliate, (viii) any substantial breach by the Participant of his/ her employment or service agreement or any other obligations towards Company or an Affiliate.

"Commencement Date"	means the date of commencement of the vesting schedule with respect to a Grant of Awards which, unless otherwise determined by the Administrator, shall be the date on which such Grant of Awards shall be Allocated.

"Control" or "Controlled"	shall have the meaning ascribed thereto in Section 102.

"Disability"	means disability resulting in the inability to perform services for the Company for six months or more.

"Exercise Price"	means the price determined by the Administrator in accordance with Section 7.1 below which is to be paid to the Company in order to exercise a granted Option and convert such Option into an Underlying Share.

"Exercise Notice"	means a notice delivered by a Participant to the Company in the form prescribed by the Company, for the initiation of the Exercise process of an Option.

"Option Grant Letter"	means a letter from the Company or Affiliate to a Participant in which the Participant is notified of the decision to Grant to the Participant of Options according to the terms of the Plan. The Grant Letter may specify (i) the Tax Track that the Company chooses according to Section 11 of the Plan; (ii) the Exercise Price; (iii) the number of Options Granted to the Participant and (iv) the time(s) at which all or portions of an outstanding Option becomes vested and exercisable by the Participant.

"Grant of Award(s)"	with respect to Awards, means the grant of Awards by the Company to a Participant pursuant to a Award Grant Letter.

"Holding Period"	means the period in which the Allocated Awards granted to a Participant are to be held by the Trustee on behalf of the Participant, in accordance with Section 102, and pursuant to the Tax Track which the Company selects.

"Law"	means the laws of the State of Israel as are in effect from time to time.

"NASDAQ"	means the Nasdaq Market Inc. National Market.

"Option"	means the right granted to a Participant to purchase one (1) Share of the Company.

"Parent"	a parent corporation, whether now or hereafter existing, as means in the Securities Law.

"Participant"	means an employee, officer or director of the Company or any Affiliate (provided that such person does not Control the Company as such term is defined in the Tax Ordinance), on behalf of whom an Award is Granted pursuant to the Plan.

"Plan" or "Option Plan"	means the 2006 Israeli Incentive Compensation Plan, as may be amended from time to time.

"Retirement"	means the termination of a Participant's employment as a result of his/her reaching the earlier of (i) the age of retirement prescribed by Law; or (ii) the age of retirement specified in the Participant's employment agreement; or (iii) the Company's written consent for retirement.

"Restricted Share(s)"	means a specified number of Shares which are subject to restrictions and are subject to forfeiture upon happening of specified events. If and when the restrictions set forth in Paragraph 8.2 expire in accordance with the terms of this Plan and the Restricted Share Grant Letter without forfeiture of the Restricted Shares, and upon the satisfaction of all other applicable conditions as to the Restricted Shares, such shares shall no longer be considered Restricted Shares for purposes of this Plan. No expiration of the restrictions set forth in Paragraph 8 shall affect the restrictions contained in Section 102.

"Restricted Share Unit(s)" or RSU(s)	means a specified number of units which entitle the Participants to a specified number of Shares upon Vesting on a one-for-one basis. Unless and until a Restricted Share Units shall have vested in the manner set forth in paragraph 9.1, the Participant will have no right to receive Shares issued upon vesting of such Restricted Share Units and such Restricted Share Units will represent an unsecured obligation. Delivery of any vested Restricted Share Units shall be made in whole Shares only.

"Restricted Share Grant Letter"	means a letter from the Company or Affiliate to a Participant in which the Participant is notified of the decision to Grant to the Participant Restricted Shares according to the terms of the Plan. The Restricted Shares Grant Letter may specify (i) the Tax Track that the Company chooses according to Section 11 of the Plan; (ii) the number of Restricted Shares Granted to the Participant and (iii) the time(s) at which all or portions of an outstanding Restricted Shares become released from Vesting Period as defined in Paragraph 8.3.

"Restricted Share Unit Grant Letter"	means a letter from the Company or Affiliate to a Participant in which the Participant is notified of the decision to Grant to the Participant of Restricted Share Units according to the terms of the Plan. The Restricted Share Unit Grant Letter may specify (i) the Tax Track that the Company chooses according to Section 11 of the Plan; (ii) the number of Restricted Share Units Granted to the Participant and (iii) the time(s) at which all or portions of an outstanding Restricted Share Units become vested.

"Section 102"	means Section 102 of the Tax Ordinance.

"Section 102 Rules"	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

"Securities Law"	means the Israeli Securities Law - 1968, as amended

"Share(s)"	means the Company's Ordinary Shares having a nominal value of 0.13 NIS, as adjusted in accordance with Section 4 below.

"Subsidiary"	means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 1 of the Securities Law.

"Tax Ordinance"	means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated there under.

"Tax Track"	means one of the three tax tracks described under Section 102, specifically: (1) the "Capital Gains Track Through a Trustee"; (2) "Income Tax Track Through a Trustee"; or (3) the "Income Tax Track Without a Trustee"; each as defined in Sections 11.1-11.2 of this Plan, respectively.

"Termination of Employment"	Termination of the employment relationship of a Participant who is either an employee, director or officer of the Company or an Affiliate, by either the Company, an Affiliate or the Participant.

"Term of the Options"	means, with respect to Granted but unexercised Options, the time period set forth in Section 7.6 below.

"Trustee"	means a Trustee appointed by the Company to hold in trust, Awards and Underlying Shares.

"Underlying Shares"	means Shares issued or to be issued upon exercise of Granted Options and/or Shares issued upon vesting of RSU and/or Shares released upon vesting of Restricted Shares, all in accordance with the Plan.

2.2	GENERAL

Without derogating from the meanings ascribed to the capitalized terms above, all singular references in this Plan shall include the plural and vice versa, and reference to one gender shall include the other, unless otherwise required by the context.

3.	SHARES AVAILABLE FOR OPTIONS

The total number of Shares reserved for issuance under this Plan and any modification thereof, shall be 200,000, unless otherwise determined by the Board of Directors. Such number of Shares shall be subject to adjustment as required for the implementation of the provisions of this Plan, in accordance with the provisions of Section 4 below.

In the event that Awards Allocated under the Plan expire, forfeit or otherwise terminate in accordance with the provisions of the Plan, such expired or terminated Awards shall become available for future Grants and Allocations under the Plan.

4.	ADJUSTMENTS

Changes in Capitalization – In the event the Shares shall be subdivided or combined into a greater or smaller number of Shares or if, upon a reorganization, recapitalization or the like, the Shares shall be exchanged for other securities of the Company, each Participant shall be entitled, subject to the conditions herein stated, to purchase or receive such greater or smaller number of Shares or amount of other securities of the Company as were exchangeable, for the number of Shares of the Company which such Participant would have been entitled to purchase or receive following such subdivision, combination or exchange in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under this Plan. With respect to Options, appropriate adjustments may be made in the exercise price per share to reflect such subdivision, combination or exchange.

In the event that the Company shall issue any of its Shares or other securities as bonus shares or a stock dividend upon or with respect to any Shares, which shall at the time be subject to an Award hereunder, each Participant upon exercising or vesting of such Award, shall be entitled to receive (for the purchase price payable upon such exercise or vesting, as applicable), the Shares as to which he or she is exercising such Option or the Shares as to which he or she is entitled to receive upon vesting of RSU or Restricted Shares. In addition thereto (at no additional cost), such number of Shares (of the class or classes in which such bonus shares or stock dividend were declared), and such amount of Shares (and the amount in lieu of fractional Shares) as is equal to the Shares which he would have received had he been the holder of the Shares as to which he is exercising his Option at all times between the date of the granting of such Option and the date of its exercise, and/or such amount of Shares (and the amount in lieu of fractional Shares) as is equal to the Shares which he would have received had he been the holder of the Shares as to which he is entitled to receive at all times between the date of the granting of such RSU or Restricted Shares and the date of its vesting.

If the Company offers the holders of the Shares, or of any other class of security for which the Options are then exercisable, rights to purchase securities of the Company, then the Company shall offer the same rights to the Participants as if they had exercised their Options on the record date with respect to such rights offering.

5.	ADMINISTRATION OF THE PLAN

5.1	POWER

Subject to applicable law, the Articles of Association of the Company, and any resolution to the contrary by the Company’s Board of Directors, the Administrator is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan; including, without limitation:

(A)	to determine:

(i)	the Participants in the Plan, the number of Awards to be Granted for each Participant’s benefit and the Exercise Price (in case of Options) subject to the approval of the Board of Directors if such approval is required by Law;

(ii)	the time or times at which Awards shall be Granted;

(iii)	whether, to what extent, and under what circumstances an Award may be settled, canceled, forfeited, exchanged, or surrendered;

(iv)	any terms and conditions in addition to those specified in the Plan under which an Award may be Granted; and

(v)	any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the Plan.

(B)	to interpret the provisions of the Plan and to take all actions resulting therefrom including without limitation;

(i)	subject to Section 7, 8 and 9, to accelerate the date on which any Allocated Award under the Plan becomes vested;

(ii)	to waive or amend Plan provisions relating to exercise of Options, including exercise of Options after termination of employment, for any reason; and

(iii)	to amend any of the terms of the Plan, including the terms of specific Allocation or any prior determinations of the Administrator;

(C)	The Administrator may, at any time, and when applicable, after consultation with the Trustee, amend, alter, suspend or terminate this Plan. Termination of this Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under this Plan prior to the date of such termination.

5.2	LIMITATIONS

Notwithstanding the provisions of Section 5.1 above, no interpretations, determinations or actions of the Administrator shall contradict the provisions of Section 102, and no waiver or amendment with respect to the Plan shall have a material adverse affect on any Participant’s rights in connection with any Granted Award under the Plan without receiving the consent of such Participant.

6.	ALLOCATION OF AWARDS

6.1	CONDITIONS FOR ALLOCATION OF AWARDS

Awards may be Allocated at any time after:

(A)	the Plan has been approved by the necessary corporate bodies of the Company; and

(B)	the Trustee and the Plan have been approved by the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance or the Company has filed all required documents with the Israeli Tax Authorities as specified in Section 102 and the Rules; and

(C)	all other approvals, consents or requirements necessary by Law and/or NASDAQ rules have been received or met

6.2	DATE OF ALLOCATION

(A)	In case of allocation to a Trustee according to Section 102, the date on which Awards shall be deemed Allocated under the Plan shall be the date on which the Company shall notify the Trustee that such Allocated Awards have been Allocated in the name of the Trustee on behalf of a Participant

(B)	In case of allocation to a Participant, the date on which Awards shall be deemed Granted under this Plan shall be the date on which the Administrator resolved that an Award has been Granted to a Participant.

7.	OPTIONS

7.1	EXERCISE PRICE

The Exercise Price per Underlying Share deliverable upon the exercise of an Option shall be determined by the Administrator. The Exercise Price shall be set forth in the Grant Letter.

7.2	VESTING SCHEDULE

Options shall vest (i.e., Options shall become exercisable) at the dates set forth in the Option Grant Letter (the “OptionVesting Dates”). The vesting schedule may be conditioned on the achievement of certain performance goals as shall be determined by the Administrator. An Option may be subject to such other terms and conditions on the time(s) when it may be exercised as the Administrator may deem appropriate. The vesting provisions of individual Options may vary.

Unless otherwise determined by the Administrator, all Options Granted on a certain date shall be subject to the continued employment with or service to the Company or Affiliate by the Participant, from the date the Option is Granted until the end of the last Option Vesting Dates set forth in the Option Grant Letter.

7.3	MINIMUM EXERCISE

When exercising an Option, and unless restricted by the number of Underlying Shares available for exercise, the Participant must exercise such Option with respect to at least one hundred (100) Underlying Shares. An Option may not be exercised for fractional Shares.

The exercise by a Participant of a portion of the Options granted shall not cause the expiration, termination or cancellation of the remaining portions of Options that have vested and that are held by the Participant or the Trustee on behalf of the Participant.

7.4	MANNER OF EXERCISE

An Option may be exercised by and upon the fulfillment of the following:

(A)	Method of Exercise

The Option shall be exercisable by delivery of an Exercise Notice to the Company, which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price. The Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price. The Company may revise the method of exercise and the form of the Exercise Notice from time to time (including without limitation in connection with exercise of options accompanied by instruction to sell). In the event of such change, none of the terms or conditions specified herein shall be deemed to be revised unless explicitly being revised..

(B)	Payment of Purchase Price

The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator, shall be determined at the time of grant and may consist entirely of (1) cash, (2) check, (3) wire transfer, (4) consideration received by the Company under a formal cashless exercise program adopted by the Company in connection with the Plan, or (5) any combination of the foregoing methods of payment. To the extent that the consideration paid for the Shares is denominated in a currency other than the currency in which the exercise price is denominated, the exchange rate to be used shall be the last known representative exchange rate published by the Bank of Israel on the date of grant of the Option. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

(C)	Allocation of Shares

Upon the delivery of a duly signed Notice of Exercise and the payment to the Company of the Exercise Price, the Company shall issue the Underlying Shares to the Trustee (according to the applicable Holding Period) or to the Participant, as the case may be.

(D)	Expenses

All costs and expenses including broker fees and bank commissions, derived from the exercise of Options or Underlying Shares, shall be borne solely on the Participant.

7.5	WAIVER OF OPTIONS

(A)	At any time prior to the expiration of any Granted (but unexercised) Option, a Participant may waive his rights to such Option by providing the Company, at its principal office, written notice expressly waiving his/her rights to the Option(s) (the “Waiver Notice”). A Waiver Notice shall specify the number of Options being waived and shall be signed by the Participant.

(B)	Upon receipt by the Company of the Waiver Notice, such Options shall expire and become available for future Grants and Allocations under this Plan.

7.6	TERM OF THE OPTIONS

Unless earlier terminated pursuant to the provisions of this Plan, all Granted but unexercised Options shall expire and cease to be exercisable at 5:00 p.m. Israel time on the tenth (10th) anniversary of the Commencement Date of such Options.

8.	RESTRICTED SHARES

8.1	GRANT OF RESTRICTED SHARE

As soon as practicable after the Date of Allocation, the Company shall direct that the Restricted Shares be registered in the name of and issued to the Trustee for the benefit of the Participant, either in book entry format or represented by a stock certificate or certificates. A Participant selected to receive Restricted Shares shall not have any rights with respect to such Award, unless and until such Participant has delivered to the Company a fully executed copy of the Restricted Share Grant Letter relating thereto and has otherwise complied with the applicable terms and conditions of such Award. Further, such Award shall be subject to the following conditions:

(A)	Purchase Price

The purchase price of Restricted Shares shall be determined by the Administrator, all in accordance with the Law. The purchase price shall be set forth in the Restricted Share Grant Letter. Should the purchase price be less than the par value of the Share, the Administrator shall follow the provisions of the Law. The payment of the purchase price shall be made by the Participant at the Restricted Share Vesting Date as defined below.

(B)	Legend

Each certificate, if any, for the Restricted Shares shall bear the following legend:

“The ownership and transferability of this certificate and the shares represented hereby are subject to the terms and conditions (including forfeiture) of the Optibase Ltd. 2006 Israeli Incentive Compensation Plan and a Restricted Share Grant Letter entered into between the beneficial owner and Optibase Ltd. Copies of such Plan and Letter are on file in the executive offices of Optibase Ltd.”

In addition, the Restricted Shares shall be subject to restrictions as the Company may deem advisable and the Company may cause a legend or legends to be placed on such certificate or certificates to make appropriate reference to such other restrictions.

(C)	Custody

All Restricted Shares and Underlying Shares, and any certificate or certificates representing the same, shall be held in the Trustee, until the later of the time when (i) such shares no longer are considered Restricted Shares and (ii) the required Holding Period (if applicable) under the Tax Ordinance has run and the Participant has, provided in writing to the Company, requested release of the Shares. Notwithstanding the above the Trustee shall not release Shares to a Participant unless the latter, prior to, or concurrently with, such release, provides the Company and the Trustee with evidence, satisfactory in form and substance to the Company and the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

8.2	RESTRICTIONS

The Participant or the Trustee, as applicable, as registered holder of the Award (the “Holder”) shall have all rights and privileges of a shareholder as to the Restricted Shares, and receive dividends or other distributions with respect to the Restricted Shares, except that the following restrictions shall apply:

(A) Restricted Shares issued to a Participant or to the Trustee for the benefit of a Participant, shall be voted by an irrevocable proxy assigned to a designated person, who has been appointed by the Company’s Board of Directors as a representative (the “Representative”).

(I)	The Company’s Board of Directors may, at its discretion, replace the Representative from time to time.

(II)	Shares subject to proxy shall be voted by the Representative on any issue or resolution brought before the shareholders of the Company in accordance with instructions of the Board of Directors of the Company.

(III)	Each Participant, upon execution of the irrevocable proxy specified above, undertakes to hold the Representative harmless from any and all claims related or connected to said proxy.

(IV)	The Representative shall be indemnified and held harmless by the Company against any cost or expense (including attorneys’ fees) reasonably incurred by the Representative, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the voting of the Shares subject to proxy, unless arising out of the Representative’s own fraud or gross negligence, to the extent permitted by applicable law. In the event the Representative shall have indemnification by virtue of other functions or services he or she performs for the Company or Affiliate (whether by agreement, insurance policy or decision of the appropriate corporate body(ies) of the Company and/or Affiliate) , this indemnification shall be in addition to any such other indemnification.

(B) the Participant shall not be entitled to delivery of any of the Restricted Shares (whether by transfer to Participant’s brokerage account or by delivery of stock certificates) until the applicable vesting period as defined in paragraph 8.3 has run and upon the satisfaction of all other applicable conditions whereupon Participant will only be entitled to the applicable percentage of Restricted Shares in accordance with the schedule set forth in the Restricted Share Grant Letter (the; “Restricted Share Vested Percentage”) on the applicable vesting date in accordance with the schedule set forth in the Restricted Share Grant Letter (the: “Restricted Share Vesting Date”);

(C) Restricted Shares may not be sold, pledged, assigned, transferred, or otherwise encumbered or disposed of for any reason until the latter of the (i) applicable Restricted Share Vesting Date and (ii) the applicable Holding Period.

(D) all Shares distributed as a dividend or distribution, if any, with respect to Restricted Shares prior to the applicable Restricted Share Vesting Date, shall be delivered to and held by the Trustee, and shall be subject to the same restrictions as the shares of Restricted Shares in respect of which the dividend or distribution was made; and

(E) all unvested Restricted Shares shall be forfeited and returned to the Company and all rights of the Holder with respect to such Shares shall terminate in their entirety on the terms and conditions set forth in Paragraph 8.5.

(F) Any attempt to dispose of unvested Restricted Share or any interest in such shares in a manner contrary to the restrictions set forth in this Plan shall be void and of no effect.

For the avoidance of doubt, the foregoing restrictions shall be in addition to, and separate from, the restrictions contained in the Section 102 including, without limitation, the restrictions on the Employee’s right to hold the shares directly or to sell or otherwise dispose of the shares prior to the expiration of the Holding Period.

8.3	VESTING PERIOD

Restricted Shares shall vest at the dates set forth in the Restricted Share Grant Letter. The vesting schedule may be conditioned on the achievement of certain performance goals as shall be determined by the Administrator .A Restricted Share may be subject to such other terms and conditions on the time(s) when it may be vested, as the Administrator may deem appropriate. The vesting provisions of individual Restricted Shares may vary.

Unless otherwise determined by the Administrator, all Restricted Shares Granted shall be subject to the continued employment with or service to the Company or Affiliate by the Participant, from the date the Restricted Shares are Granted until the end of the last Restricted Share Vesting Dates set forth in the Restricted Share Grant Letter. Vesting shall cease upon the date Participant’s Employment terminates for any reason unless otherwise determined by the Administrator in its sole discretion.

8.4	LAPSE OF RESTRICTION

The restrictions set forth in Paragraph 8.2 with respect to Restricted Shares shall apply for a period beginning on the Date of Allocation specified in the Restricted Share Grant Letter and ending on the applicable Restricted Share Vesting Date. For the avoidance of doubt, no vesting under this Plan shall entitle the Participant to take possession of any Shares or become the registered holder thereof until the Holding Period has run (if applicable).

As soon as administratively practicable following the applicable Restricted Share Vesting Dates, and upon the satisfaction of all other applicable conditions as to such Vested Percentage of Restricted Shares and without any notification by the Participant, the Company shall, at its option, (i) deliver or cause to be delivered to the Trustee, or if the Holding Period has run and the Participant has requested release of the Shares, the Participant a certificate or certificates for the applicable Restricted Shares which shall not bear the Legend or (ii) transfer or arrange to have transferred the vested Shares to a brokerage account of the Trustee, or if the Holding Period has run and the Participant has requested release of the shares released from trust free of any Company-imposed transfer restrictions. Notwithstanding the above the Company shall not deliver Shares to a Participant unless the latter, prior to, or concurrently with, such release, provides the Company and the Trustee with evidence, satisfactory in form and substance to the Company and the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

8.5	FORFEITURE

At the time of the Participant’s Termination of Employment for any or no reason, all unvested Restricted Shares shall be forfeited by the Holder as of the date of termination unless otherwise determined by the Administrator in its sole discretion. In the event of any such forfeiture, all such forfeited Shares of Restricted Share shall become the property of the Company and any certificate or certificates representing such Restricted Shares shall be returned immediately to the Company at no cost, all in accordance with the Law.

9.	RESTRICTED SHARES UNITS

9.1	VESTING

Restricted Share Units shall vest at the dates set forth in the Restricted Share Unit Grant Letter (the “UnitsVesting Dates”). The vesting schedule may be conditioned on the achievement of certain performance goals as shall be determined by the Administrator. The vesting provisions of individual Restricted Share Units may vary.

Unless otherwise determined by the Administrator, all Restricted Share Units Granted shall be subject to the continued employment with or service to the Company or Affiliate by the Participant, from the date the Restricted Share Unit is Granted until the end of the last Units Vesting Dates set forth in the Restricted Share Unit Grant Letter.

Vested Restricted Share Units included in the Award shall be settled in Shares of the Company’s Share on a one-for-one basis. As soon as administratively practicable following each of the Units Vesting Dates specified in the Restricted Share Unit Grant Letter and without any notification by the Participant, the Company shall deliver the Trustee for the benefit of the Participant or if the Holding Period has run and the Participant has requested release of the Shares, the Participant a certificate, representing a number of Shares equal to the number of vested Restricted Share Units. Notwithstanding the above the Company shall not release Shares to a Participant unless the latter, prior to, or concurrently with, such release, provides the Company and the Trustee with evidence, satisfactory in form and substance to the Company and the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

9.2	SELLING SHARES

The Trustee shall act with respect to the Underlying Shares issued upon vesting of RSU as follows: upon a written request of the Participant the trustee shall release and/or sell from the trust Underlying Shares, on behalf of the Participant, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Participant. Notwithstanding the above the Trustee shall not release such Shares to such Participant unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

9.3	RESTRICTIONS

Notwithstanding any other provision of this Plan, if the Administrator shall at any time determine that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the issuance or transfer of Shares or the taking of any other action in connection with the Restricted Share Unit Grant Letter or the Plan, then such action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Administrator, or the Administrator may require that such action be taken only to the extent and in such manner as to make such Consent unnecessary.

For purposes of this Section 9.3, the term “Consent” means (a) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any foreign or local law, rule or regulation, (b) any and all written agreements and representations by the Participant with respect to the disposition of Shares, or with respect to any other matter, which the Administrator shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and (c) any and all consents, clearances and approvals by any governmental or other regulatory bodies in respect of any action taken or to be taken under the Plan or Restricted Share Unit Grant Letter.

9.4	NO RIGHTS AS A SHAREHOLDER

Until the Shares subject to RSU, are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder, shall exist with respect to the Shares.

9.5	FORFEITURE

Notwithstanding any contrary provision of this Plan, the balance of the Restricted Share Units that have not vested pursuant to paragraph 9.1 at the time of the Participant’s Termination of Employment for any or no reason will be forfeited and automatically transferred to and reacquired by the Company at no cost to the Company, all in accordance with the Law.

10.	TERMINATION OF EMPLOYMENT

10.1	TERMINATION OF EMPLOYMENT

If a Participant ceases to be an employee, director, or officer of the Company or Affiliate for any reason (as defined above – Termination of Employment) other than death, Retirement, Disability or Cause, then (A) any vested but unexercised Options on the date of Termination of Employment (as shall be determined by the Company or Affiliate, in its sole discretion), Allocated on the Participant’s behalf (“Exercisable Options”) may be exercised, if not previously expired, not later than the earlier of (i) 90 days after the date of Termination of Employment; or (ii) the Term of the Options and (B) any rights upon vested Restricted Share or vested Restricted Share Units shall be delivered to Participant but only to the extent that they were vested within the date his employment terminates.

All other Granted Awards for the benefit of Participant shall expire upon the date of Termination of Employment.

10.2	TERMINATION FOR CAUSE

In the event of Termination of Employment of a Participant for Cause, than (A) the Participant’s right to exercise any unexercised Options, Granted to such Participant, whether vested or not on the date of Termination of Employment, shall cease as of such date of Termination of Employment, and the Options shall thereupon expire and (B) any unvested Restricted Shares or unvested Restricted Share Units shall terminate and expire on the day the Participant is notified of his dismissal or on such earlier date as the Administrator may determine.

If subsequent to the Participant’s Termination of Employment, but prior to the exercise of Options Granted to such Participant, the Administrator determines that either prior or subsequent to the Participant’s Termination of Employment, the Participant engaged in conduct which would constitute Cause, then the Participant’s right to exercise the Options Granted to such Participant shall immediately cease upon such determination and the Options shall thereupon expire.

The determination by the Administrator as to the occurrence of Cause shall be final and conclusive for all purposes of this Plan.

10.3	TERMINATION BY REASON OF DEATH, RETIREMENT, OR DISABILITY

(A) Death. If Termination of Employment is by reason of death of the Participant, than (A) his/her estate, personal representative or beneficiaries may, exercise the Participant’s Options, to the extent it was vested within the 30th day after the Participant’s death, at any time but not later than the first to occur of: (i) one (1) year following Participant’s death; or (ii) the end of the Term of the Options and (B) any rights upon vested Restricted Shares or vested Restricted Share Units shall be delivered to Participant’s estate, personal representative or beneficiaries but only to the extent it was vested within the 30th day after employment terminates.

(B) Disability and Retirement. If Termination of Employment is by reason of Retirement or Disability of the Participant, the Participant than (A) may exercise any portion of the Options which have vested within 30 days after the date of Retirement or Disability, at any time but not later than the first to occur of: (i) one (1) year after the date of Retirement or Disability, as the case may be; or (ii) the end of the Term of the Options and (B) shall be entitled to any rights upon vested Restricted Shares or vested Restricted Share Units to be delivered to Participant’s estate, personal representative or beneficiaries but only to the extent it was vested within the 30th day after employment terminates.

All other Granted Options for the benefit of a Participant and which have not vested on the date of Disability or Retirement, as the case may be, shall expire upon the date of Retirement or Disability, as applicable

10.4	EXCEPTIONS

In special circumstances, pertaining to the Termination of Employment of a certain Participant, the Administrator may in its discretion decide to extend any of the periods stated above in Sections 10.1-10.3.

10.5	TRANSFER OF EMPLOYMENT OR SERVICE

Subject to the receipt of appropriate approvals from the Israeli Tax Authorities, a Participant’s right to Awards that were Granted to him or her under this Plan, shall not be terminated or expire or forfeited solely as a result of the fact that the Participant’s employment or service as an employee, officer or director changes from the Company to an Affiliate or vice versa.

11.	TRUST ARRANGEMENT AND HOLDING PERIOD

11.1	TRUSTEE TAX TRACKS

If the Company elects to Grant Awards through (i) the Capital Gains Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102, the Company shall appoint a Trustee who will hold in trust on behalf of each Participant the Allocated Awards and the Underlying Shares issued upon (i) exercise of Options (ii) vesting of Restricted Shares and (iii) vesting of Restricted Share Units in trust on behalf of each Participant.

The Holding Period for the Awards will be as follows:

(A)	The Capital Gains Tax Track Through a Trustee – if the Company elects to Allocate the Awards according to the provisions of this track, then the Holding Period will be 24 months from the date of Allocation; or such period as may be determined in any amendment of Section 102 or the Section 102 Rules.

(B)	Income Tax Track Through a Trustee – if the Company elects to Allocate Awards according to the provisions of this track, then the Holding Period will be 12 months from the date of Allocation; or such period as may be determined in any amendment of Section 102.

Subject to Section 102 and the Rules, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Underlying Shares before the end of the applicable Holding Period. If a Participant sells or removes the Underlying Shares form the Trustee before the end of the applicable Holding Period (“Breach”), the Participant shall pay all applicable taxes imposed on such Breach by Section 7 of the Rules.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Awards originally Allocated (the “Additional Rights”), all such Additional Rights shall be Allocated and/or issued to the Trustee for the benefit of Participants, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Awards originally Allocated. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

11.2	INCOME TAX TRACK WITHOUT A TRUSTEE

If the Company elects to Allocate Awards according to the provisions of this track, then the Awards will not be subject to a Holding Period. However, upon exercise or vesting of Awards under this Tax Track, the Trustee shall hold Underlying Shares for the benefit of the Participant until the sale or transfer from the Trustee of such Shares and the full payment of all required taxes under Rule 7.

11.3	TRACK SELECTION

The Company, in its sole discretion, shall elect under which of the above three Tax Tracks each Award is Granted and shall notify the Participant in the Grant Letter, which Tax Track applies to each Granted Award.

11.4	CONCURRENT CONDITIONS

The Holding Period, if any, is in addition to any vesting period as specified in this Plan. The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent terms and conditions for Awards Granted.

11.5	TRUST AGREEMENT

The terms and conditions applicable to the trust relating to the Tax Track selected by the Company, as appropriate, shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

12.	TERM OF SHARES HELD IN TRUST

No Underlying Shares or Additional Rights issued by the Company to the Trustee, shall be held by the Trustee on behalf of the Participant for a period longer than ten (10) years. The Administrator shall instruct the Trustee as to the transfer of these Shares.

13.	RIGHTS AS A SHAREHOLDER

Unless otherwise specified in the Plan, until the Shares are issued (as evidenced by an appropriate share certificate or by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of an Option.

For the avoidance of doubt, any rights as a shareholder with respect to Restricted Shares shall be in accordance with Section 8 to this Plan.

14.	NO SPECIAL EMPLOYMENT RIGHTS

Nothing contained in this Plan or any Award Grant Letter shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or an Affiliate or to interfere in any way with the right of the Company or an Affiliate to terminate such employment or service or to increase or decrease the compensation of the Participant with respect to such employment or service.

15.	RESTRICTIONS ON SALE OF OPTIONS AND SHARES

15.1	AWARDS

(A) Awards Granted under this Plan: (i) are not transferable by Participants other than by will or the laws of descent and during the lifetime of a Participant may be exercised only by the Participant; and (ii) whether or not fully paid, may not be sold, assigned, transferred, pledged, encumbered, hypothecated or otherwise disposed of (each, a “Disposition”); and (iii) are not assignable by operation of law, and shall not be subject to execution, attachment or similar process.

(B) During the lifetime of a Participant, each and all of such Participant’s rights to receive or purchase the Underlying Shares may be received or exercised only by the Participant.

(C) Any attempted Disposition contrary to the provisions of this Plan, and the levy of any execution, attachment or similar process upon an Award, whether directly or indirectly, shall be null and void.

15.2	DISSOLUTION, LIQUIDATION, MERGER OR ASSETS SALE

Dissolution or Liquidation – In the event of a proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable, prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Shares subject to Options, including Shares as to which the Option would not otherwise be exercisable. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action. The Administrator may in its sole discretion decide if and how the vesting of RSU or Restricted Shares shall be accelerated in such cases.

Merger or Asset Sale – In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent Award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the RSU and/or Option, the RSU and/or Option shall terminate as of the closing of the merger or sale of assets. For the purposes of this paragraph, the Award shall be considered assumed if, following the merger or sale of assets, the Award confers the right to purchase or receive, for each Award immediately prior to the merger or sale of assets, the consideration (whether shares, cash, or other securities or property) received in the merger or sale of assets by holders of Shares for each Share held on the effective date of the transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely ordinary shares (or their equivalent) of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise or vesting of the Award, for each Shares subject to Awards, to be solely ordinary shares (or their equivalent) of the successor corporation or its Parent equal in fair market value to the per Share consideration received by holders of Ordinary Shares in the merger or sale of assets.

15.3	ACCELERATION PROVISION

The Administrator, in its sole discretion, may decide to add a provision in certain Awards Grant Letters, according to which in case of a Merger, all or some of the unvested Awards, shall automatically accelerate.

15.4	LOCK UP

The Participant shall undertake that, if so requested by the Company or any representative of the underwriters (the “Managing Underwriter”) in connection with any registration of the offering of any securities of the Company, Participant shall not sell or otherwise transfer any Shares or other securities of the Company during the 180-day period (or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company) (the “Market Standoff Period”) following the effective date of a registration statement of the Company. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period

15.5	RIGHTS OF ORDINARY SHARES

Unless specifically restricted by this Plan and/or the provisions of the Award Grant Letter, the Restricted Shares and the Underlying Shares or any other securities of the Company so issuable, shall have the rights set forth in the Articles, and shall be subject to the obligations set forth in the Articles for holders of the same class of securities. Upon the registration of a Participant in the Share Register, the Participant shall be entitled to receive a copy of the Articles at his/her request.

16.	VOTING

Each of the Underlying Shares shall entitle the holder thereof to one vote at shareholders meetings of the Company. The Trustee shall forward any notice regarding shareholders meetings to the last address of the Participants provided to the Trustee by the Company. A Participant, who wishes to exercise his/her right to vote at such meeting, shall send a letter to the Trustee at least two (2) working days before the meeting. The Trustee shall issue a power of attorney to such Participant, enabling the Participant to vote the number of Underlying Shares held for him/her in trust.

17.	TAX MATTERS

This Plan shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of Section 102 and any written approval from the Israeli Tax Authorities. All tax consequences under any applicable law (other than stamp duty) which may arise from the Grant or Allocation of Awards, from the exercise or vesting thereof or from the holding or sale of Underlying Shares (or other securities issued under the Plan) by or on behalf of the Participant, shall be borne solely by the Participant. The Participant shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

18.	WITHHOLDING TAXES

Whenever an amount with respect to withholding tax relating to Awards Granted to a Participant and/or Underlying Shares issued upon exercise or vesting, is due from the Participant and/or the Company and/or an Affiliate, the Company and/or an Affiliate shall have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Award, or transferred thereafter, the Company and/or an Affiliate shall have the right to require the Participant to remit to the Company and/or to the Affiliate, or to the Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto. If such amount is not timely remitted, the Company and/or the Affiliate shall have the right to withhold or set-off (subject to Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts.

Until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules, Awards and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Awards and/or Underlying Shares may be validly transferred in accordance with Section 20 below, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

19.	NO TRANSFER OF AWARDS BY TRUSTEE

The Trustee is prohibited from transferring Awards to any third party, including a Participant, except in accordance with instructions received from the Administrator.

20.	TRANSFER OF RIGHTS UPON DEATH

No transfer of any right to an Award or Underlying Share issued upon the exercise or vesting by will or by the laws of descent shall be effective to bind the Company unless the Company shall have been furnished with the following signed and notarized documents:

(A)	A written request for such transfer and a copy of the legal documents creating and confirming the right of the person acting with respect to the Participant’s estate and of the transferee;

(B)	A written consent by the transferee to pay any amounts in connection with the Awards and Underlying Shares any payment due according to the provisions of the Plan and otherwise abide by all the terms of the Plan; and

(C)	any such other evidence as the Administrator may deem necessary to establish the right to the transfer of the Award or Underlying Share issued upon the exercise thereof and the validity of the transfer.

21.	NO RIGHT OF OTHERS TO AWARDS

Subject to the provisions of this Plan, no person other than a Participant shall have any right with respect to Awards Granted to the Participant under this Plan.

22.	EXPENSES AND RECEIPTS

The expenses incurred in connection with the administration and implementation of this Plan shall be borne by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

23.	REQUIRED APPROVALS

The Plan is subject to the receipt of all approvals required under Section 102 and the Law.

24.	GOVERNING LAW

This Plan and all documents delivered or executed by the Company or an Affiliate in connection herewith shall be governed by, construed and administered in accordance with the Israeli law. The district courts of Tel Aviv-Jaffa shall be the appropriate and exclusive venue for any disputes arising under and in connection with this Plan and any and all documents delivered or executed in connection hereto.

25.	TREATMENT OF PARTICIPANTS

The Company and/or an Affiliate are under no obligation to treat Participants in a uniform manner. Subject to the requirements of the Israeli law resulting from the Company’s election of a particular Tax Track, the terms of each Award may differ, in the sole discretion of the Administrator, from other Awards Granted under this Plan at the same time, or at any other time. The Administrator may also grant more than one (1) Award to a given Participant during the term of this Plan, either in addition to, or in substitution for, one or more Awards previously Granted to that Participant.

26.	NO CONFLICTS

Unless otherwise specified in the Award Grant Letter, in the event of any conflict between the terms of the Plan and the Award Grant Letter, the Plan shall prevail.

27.	PARTICIPANT UNDERTAKINGS

By entering into this Plan, any Participant who is a resident of Israel shall (1) agrees and acknowledges that he or she have received and read the Plan, and the Award Grant Letter; (2) undertake all the provisions set forth in: Section 102 (including provisions regarding the applicable Tax Track that the Company has selected), the 102 Rules, the Plan, the Award Grant Letter and the Trust Agreement; and (3) subject to the provisions of Section 102 and the Rules, undertake not to sell or release the underlying Shares from trust before the end of the Holding Period (if any).

28.	ENFORCEABILITY

The provisions of this Plan shall be binding upon the Participant, his/her estate, personal representatives, heirs and beneficiaries.

29.	NOTICES

Each notice relating to this Plan and any Award Grant Letter issued hereunder shall be in writing and delivered in person or by first class mail, postage prepaid, to the address last known of the person to be notified. Each notice shall be deemed given on the date it is received. If delivered in person, it shall be deemed received upon such delivery. If sent by mail, it shall be deemed received no later than five (5) business days following its mailing. The Company’s address for notice purposes is:

Optibase Ltd.

Attn: __________________________

Address: ________________________